UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 1-32532

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ASHLAND INC. EMPLOYEE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ASHLAND INC.
50 E. RiverCenter Boulevard
P.O. Box 391
Covington, Kentucky 41012-0391

Telephone Number (859) 815-3333

Ashland Inc. Employee Savings Plan

Financial Statements and Schedules

December 31, 2011 and 2010 and for the year ended
December 31, 2011, with Report of Independent Registered Public Accounting Firm

CONTENTS

Page

Report of Independent Registered Public Accounting Firm 3

Audited Financial Statements

Statements of Net Assets Available for Benefits 4
Statement of Changes in Net Assets Available for Benefits 5
Notes to Financial Statements 6

Schedules *

Schedule H; Line 4i – Schedule of Assets (Held at End of Year) 20

* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.



Blue & Co.,LLC / 301 East Main Street, Suite 1100 / Lexington, KY 40507
main 859.253.1100 fax 859.253.1384 email blue@blueandco.com

CPAs / ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Investment and Administrative Oversight Committee
 and Participants of the Ashland Inc. Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Ashland Inc. Employee Savings Plan (the "Plan") as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The information has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Blue & Co., LLC

June 22, 2012

ASHLAND INC. EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31	
	2011	**2010**
Assets		
Investments, at fair value:		
Ashland Common Stock Fund	$ -	$ 180,942,299
Shares of Registered Investment Companies	-	699,397,566
Stable Value Fund	-	182,590,057
Interest in the Ashland Inc. Savings Plan Master Trust	1,118,716,751	-
	1,118,716,751	1,062,929,922
Receivables:		
Contributions	7,633,784	2,380,937
Participant loans	17,590,508	21,442,798
Transfer from Hercules Plan	-	221,564,252
Receivable for pending transactions (Stable Value Fund)	-	52,209,970
Accrued interest and dividends	-	1,337,938
Proceeds from sales of securities	-	2,722,667
Total assets	1,143,941,043	1,364,588,484
Liabilities		
Payable for pending transactions (Stable Value Fund)	-	25,428,861
Accrued expenses	423,297	388,497
Total liabilities	423,297	25,817,358
Net assets available for benefits at fair value	1,143,517,746	1,338,771,126
Adjustment from fair value to contract value for		
fully benefit-responsive investment contracts	(15,965,890)	(15,370,855)
Net assets available for benefits	$ 1,127,551,856	$ 1,323,400,271

See accompanying notes to financial statements.

ASHLAND INC. EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2011

Additions to net assets attributed to:		
Plan interest in Ashland Inc. Savings Plan Master Trust investment income	$	30,574,405
Contributions:		
Participants		29,627,394
Employers		25,929,057
Rollover		5,243,900
Loan interest		864,048
Total additions		92,238,804
Deductions from net assets attributed to:		
Benefits paid to participants		(108,116,321)
Administrative expenses		(819,936)
Total deductions		(108,936,257)
Transfers		(179,150,962)
Net change in plan assets		(195,848,415)
Net assets available for benefits, beginning of year		1,323,400,271
Net assets available for benefits, end of year	$	1,127,551,856

See accompanying notes to financial statements.

ASHLAND INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE A – DESCRIPTION OF THE PLAN

The following description of the Ashland Inc. Employee Savings Plan (Plan) provides only general information. The information in this Note is not a Summary Plan Description or Plan document, as these terms are defined under the Employee Retirement Income Security Act of 1974 (ERISA). Instead, this information merely summarizes selected aspects of the Plan. Read the Summary Plan Description or the Plan document for more information about the Plan. The Plan document controls the terms of the Plan and supersedes any inconsistencies contained herein or in the Summary Plan Description. Ashland Inc. (Ashland or the Company), as Plan Administrator, retains all rights to determine, interpret and apply the Plan's terms to factual matters and matters of law. This retained discretionary authority is more particularly described in the Summary Plan Description and in the Plan document.

General

The Plan is a contributory, defined contribution plan and covers active regular employees in groups designated by Ashland, the Plan sponsor, as eligible to participate in accordance with Plan documents. The Plan is intended to qualify under sections 401(a), 401(k), and 401(m) of the Internal Revenue Code (IRC), and under section 404(c) of ERISA.

Plan Merger

Effective December 31, 2010, certain participant accounts formerly held under the Hercules Incorporated Savings and Investment Plan (Hercules Plan) were merged into this Plan. This transfer of assets is recorded in the "Transfer from Hercules Plan" caption within the 2010 Statement of Net Assets Available for Benefits. Prior to the merger, the Ashland Inc. Employee Savings Plan and Hercules Plan covered eligible employees of Ashland Inc. and its subsidiary, Hercules Incorporated, respectively.

Transfers

In July 2010, Ashland and Süd-Chemie AG (Süd-Chemie) signed an agreement for the formation of an expanded global joint venture serving the foundry chemical sector. The transaction closed on November 30, 2010 and combined three businesses: (i) Ashland's Casting Solutions business group, (ii) Süd-Chemie's Foundry-Products and Specialty Resins business unit, and (iii) Ashland-Südchemie-Kernfest GmbH (ASK), the then existing 50% owned European-based joint venture between Ashland and Süd-Chemie.

On March 31, 2011, Ashland completed the sale to Nexeo Solutions, LLC (formerly known as TPG Accolade, LLC (Nexeo)) of substantially all of the assets and certain liabilities of its global distribution business which previously comprised the Ashland Distribution (Distribution) segment.

As a result of these transactions, $180,301,394 of Plan assets of employees from these two former operations were transferred from the Plan. This balance, offset by a $1,150,432 transfer from the Ashland Inc. Union Employee Savings Plan, is identified in the "Transfers" caption within the Statement of Changes in Net Assets Available for Benefits.

Contributions

Eligibility and Employee Contributions

Employees in designated eligible groups may immediately enroll in the Plan, regardless of the amount of company service.

NOTE A – DESCRIPTION OF THE PLAN (continued)

Contributions (continued)

Eligibility and Employee Contributions (continued)

Participants may make pre-tax contributions, pursuant to the terms of the Plan and Section 401(k) of the IRC. The Plan utilizes a safe harbor design under Section 401(k)(12) of the IRC. The Plan does not allow participants to make after-tax contributions. Ashland and its participating subsidiaries also make matching contributions related to participant contributions, subject to applicable limitations in the Plan and IRC. However, Ashland's matching contributions will not begin until the eligible employee completes one year of service.

Participants may contribute from 1 to 65 percent of eligible compensation in whole number percentage increments. Excluding catch-up contributions, participants were limited to contributions of $16,500 in 2011. Newly hired eligible employees are automatically enrolled in the Plan for a contribution of 4 percent. Employees have the opportunity to elect a different amount before the automatic contributions are withheld. The contributions are invested in the Plan's default investment option if the employee does not make a different investment election. The default investment option is the Fidelity Freedom Fund that most closely matches the employee's assumed retirement date, based on the employee's age at the time of enrollment. The automatic enrollment rules do not apply to hourly paid employees at the Valvoline Instant Oil Change™ locations.

Eligible employees who are at least age 50 by December 31 can make catch-up contributions in addition to the regular contribution. Catch-up contributions are pre-tax contributions from an eligible participant's compensation in excess of a plan-imposed limit or the legal pre-tax contribution limit. Therefore, the eligible participant's contributions must first reach a plan-imposed limit or the legal pre-tax contribution limit before any contributions are characterized as catch-up contributions. These employees may contribute a maximum of $5,500 as catch-up contributions for 2011.

Employer Contributions

Ashland and its participating subsidiaries contribute up to 4 percent of eligible compensation as a matching contribution to a participant's contributions. The company matching contribution is $1.00 for each $1.00 the participant contributes up to a maximum participant contribution of 4 percent of eligible compensation. Matching contributions are calculated on a payroll by payroll basis and can be made in cash or Ashland Inc. Common Stock, as determined by the company. If matching contributions are made directly to the Plan in common stock, then such contributions shall be invested in the Ashland Common Stock Fund, and can be moved at any point thereafter by the Plan participant. All matching contributions made in cash shall be invested pursuant to the participant's investment elections thereby mirroring the participant's contributions. During 2011, employer matching contributions made to the Plan were in cash.

Basic Retirement Contributions

Employees who were eligible to participate in the Plan as of December 31, 2010 and who were not eligible for future contributions under the Ashland Hercules Pension Plan (Grandfathered Employee), shall be entitled to a Basic Retirement Contribution based on a percentage of the employee's compensation determined in accordance with the following tables:

Period of Service	Percentage of Compensation
1 - 10 years	1.5%
11 - 20 years	3.0%
21 or more years	4.5%

NOTE A – DESCRIPTION OF THE PLAN (continued)

Contributions (continued)

Basic Retirement Contributions (continued)

plus, a transition contribution equal to:

Age as of January 1, 2011	Percentage of Compensation
40 - 44	2.0%
45 - 49	3.0%
50 - 54	4.0%
55 or greater	5.0%

Notwithstanding the foregoing, any employee that was a legacy Hercules Incorporated employee or becomes eligible to participate in the Plan on or after January 1, 2011, shall only be entitled to a Basic Retirement Contribution based on a percentage of the employee's compensation and is not eligible for the transition contribution. In addition, hourly paid employees of Valvoline Instant Oil Change™ are not eligible for the Basic Retirement Contribution.

Performance Retirement Contributions

Ashland, in its sole discretion, may declare a Performance Retirement Contribution to be made to the Plan. The Performance Retirement Contribution will be determined based upon Ashland's performance for the most recently completed fiscal year, and will be based upon the percentage of the employee's compensation for the plan year. The range for the 2011 payout is 0-4% and is currently targeted at 2% for budgetary purposes.

Other Contributions

Plan participants age 45 or older are permitted to transfer a designated portion of their Leveraged Employee Stock Ownership Plan (LESOP) accounts to their accounts in the Ashland Inc. Employee Savings Plan during annual election periods. Amounts subject to this election in the LESOP are transferred to the Ashland Common Stock Fund account in the Plan of electing participants. Those participants can then transfer the amounts from the Ashland Common Stock Fund to other investment options in the Plan. During 2011, 179,533 shares of Ashland Inc. Common Stock were transferred from the LESOP accounts of the electing participants to their corresponding Ashland Common Stock Fund accounts in the Plan.

Participants direct the investment of their contributions into various investment options offered by the Plan. Such investment options can be changed at the discretion of the Plan Administrator.

Effective November 1, 2008, the Plan was amended designating the Ashland Common Stock Fund investment option as an employee stock ownership plan (ESOP). The ESOP component of the Plan allows dividends paid on Ashland Inc. Common Stock held in the fund to be passed through to participants and beneficiaries. Participants and beneficiaries may elect to have the dividends passed through and paid to them or to have the dividends reinvested. If a participant or beneficiary fails to make an affirmative election, the default is to reinvest the dividends. Dividends that are reinvested and paid into the Ashland Common Stock Fund are allocated proportionately to participants and beneficiaries on the basis of each participant's and beneficiary's investment in the fund and used to purchase additional units in the Ashland Common Stock Fund. Amounts allocated to the portion of the Plan that is an ESOP may still be exchanged to other investments in the Plan and other investments in the Plan may be exchanged into the ESOP component of the Plan.

NOTE A – DESCRIPTION OF THE PLAN (continued)

Vesting

The Plan provides for immediate vesting of all employer and employee contributions regardless of the employee's length of participation in the Plan or service with the employer. However, to preserve the qualified status of the Plan with the IRS, there are certain restrictions on the employee's right to withdraw contributions and any earnings thereon while actively employed by Ashland or its subsidiaries. If a participant or beneficiary entitled to a benefit cannot be located, the vested benefit is forfeited. If such a participant or beneficiary makes a proper claim prior to the termination of the Plan, the forfeited benefit shall be restored in an amount equal to the amount forfeited, unadjusted for any gains or losses.

Voting Rights

Participants may instruct the trustee on how to vote shares of Ashland Inc. Common Stock held in their Ashland Common Stock Fund account and are notified by the trustee prior to the time such rights are to be exercised. The trustee will vote fractional shares and shares for which it received no instructions in the same proportion as the voting instructions on allocated shares received from participants. Participants may also direct the trustee on how to respond if a tender offer is made for Ashland Inc. Common Stock. If no instructions are received from a participant on a tender offer it will be considered to be instruction to the trustee not to respond to the offer.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) Ashland's contribution and (b) Plan earnings (losses), and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participant Loans

Any participant can obtain a loan from the Plan for any reason and may hold up to two loans at any one time. Loans cannot exceed the lesser of (a) 50% of the participant's account balance or (b) $50,000 reduced by the difference between the highest outstanding loan balance during the 12 months before the loan and the actual balance on the date of the loan. Participants' plan accounts will be security for the loan. Loans must be repaid within five years in equal installment amounts determined by the Plan sponsor. Loan interest compounds monthly at an annual rate equal to the prime rate on the last business day of the month before the loan is made plus 1%. Interest on the loan will be credited to the participant's account as the loan is repaid as investment earnings. The loan repayments and the interest payments are then invested among the Plan investment options in the same percentage as the participant's contributions. Delinquent participant loans are recorded as a distribution based upon the terms of the Plan document.

Payments of Benefits

Participants may withdraw a certain portion of their account while employed. The portion that can be withdrawn depends upon whether the employee is age 59-½ and the source of funds. Only one such withdrawal is allowed in any 12 month period and the withdrawal cannot exceed the current value of the total account.

Upon termination of employment, the participant, or beneficiary in the event of death, may receive the entire value of the account in either a lump sum payment or installments paid monthly, quarterly, or annually over a limited period of time. If the total value of the account is $1,000 or less, the value of the account will be distributed in a lump sum without the participant's consent.

NOTE A – DESCRIPTION OF THE PLAN (continued)

Plan Termination

Although it has not expressed any intention to do so, Ashland reserves the right, at its sole discretion, to amend, suspend, modify, interpret, discontinue or terminate the Plan or change the funding method at any time without the requirement to give cause or consideration to any individual, subject to the provisions set forth in ERISA. No accounting treatment or funding of the Plan shall be deemed evidence of intent to limit in any way the right to amend or terminate the Plan.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared on the accrual basis of accounting. Certain prior year amounts have been reclassified herein to conform to the current method of presentation.

Use of Estimates

The preparation of the financial statements and accompanying notes in conformity with U.S. generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the amounts reported. Actual results could differ from those estimates.

Master Trust

The investments of the Plan are pooled with the investments of the Ashland Inc. Union Employee Savings Plan (formerly known as the Hercules Plan) in a master trust pursuant to an amended agreement between Fidelity Management Trust Company, the trustee, and Ashland — Ashland Inc. Savings Plan Master Trust (the Master Trust), effective December 31, 2010. During 2011, the Ashland Inc. Union Employee Savings Plan investments were transferred into the Master Trust, which resulted in the commingling of funds and thus the current year Master Trust presentation.

Investments

The Plan's investment in the Master Trust is stated at fair value based on the fair value of the underlying investments of the Master Trust. These investments are determined primarily by quoted market prices, except for the Stable Value Fund (see Note F).

Investment Contracts

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Income and Expense Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Master Trust's gains and losses on investments bought and sold as well as held during the year. This activity is presented

NOTE B – SIGNIFICANT ACCOUNTING POLICIES (continued)

Income and Expense Recognition (continued)

as "Plan interest in Ashland Inc. Savings Plan Master Trust investment income" on the Statement of Changes in Net Assets Available for Benefits.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

The majority of costs and expenses of administering the Plan are paid by Ashland, except that loan initiation and maintenance fees, short-term redemption fees and overnight charges are paid by participants. Investment management fees are paid to the investment managers from their respective funds.

Recently Adopted Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update 2010-06, *Improving Disclosures about Fair Value Measurements* (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and requires a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each "class" of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and presents information regarding the purchases, sales, issuances, and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which was delayed until 2011, the guidance in ASU 2010-06 became effective for reporting periods beginning after December 15, 2009. Adoption of ASU 2010-06 did not have a material effect on the Plan's Statements of Net Assets Available for Benefits or its Statement of Changes in Net Assets Available for Benefits.

In September 2010, the FASB issued Accounting Standards Update 2010-25, *Reporting Loans to Participants by Defined Contribution Pension Plans* (ASU 2010-25). ASU 2010-25 requires loans to the participants in an entity's defined contribution pension plan be classified as notes receivable. These loans are to be reported separately from plan investments. The proper measurement of these loans is their unpaid principal balances, plus all accrued but unpaid interest. The guidance in ASU 2010-25 becomes effective for reporting periods ending after December 15, 2010 and must be applied retrospectively. Adoption of ASU 2010-25 did not have a material effect on the Plan's Statements of Net Assets Available for Benefits or its Statement of Changes in Net Assets Available for Benefits.

New Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs* (ASU 2011-04). ASU 2011-04 establishes common fair value techniques between accounting principles generally accepted in the United States (U.S. GAAP) and International Financial Reporting Standards (IFRSs), as well as improves understandability of the fair value disclosures. The guidance in ASU 2011-04 becomes effective for reporting periods beginning after December 15, 2011 and is not expected to have a significant effect on the Plan.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES (continued)

Subsequent Events

The Plan evaluated subsequent events through June 22, 2012, the date the financial statements were available to be issued.

NOTE C – MASTER TRUST INVESTMENTS

The Master Trust was created during 2011 upon the transfer of assets from the Ashland Inc. Union Employee Savings Plan that was combined with the existing Plan assets to ultimately form the current Master Trust. At December 31, 2011, the Plan's interest in the net assets of the Master Trust was approximately 97.6%. The Master Trust allocates individual assets to each plan participating in the Master Trust arrangement. Therefore, the investment results from individual assets of the Plan may not reflect its proportionate interest in the Master Trust.

The following table presents the assets including investments and liabilities of the Master Trust at December 31:

	2011
Investments, at fair value:	
Ashland Common Stock Fund	
Money Market Fund	$ 1,870,138
Ashland Inc. Common Stock	154,209,209
Shares of Registered Investment Companies	
Domestic Equity	209,400,223
International Equity	27,530,368
Bond/Fixed Income	90,289,831
Lifecycle/Blended	369,581,352
Self-directed Brokerage Accounts	8,859,286
Stable Value Fund	
Money Market Fund	20,076,309
Cash Equivalents	29,545,016
Government Bonds/Notes	118,206,233
Non-U.S. Government Bonds	9,451,828
Corporate Bonds	59,497,750
Mutual Funds	1,231,110
Mortgage-backed Securities	20,067,520
Other	3,172,928
Wrap Contracts	127,862
Total investments at fair value	1,123,116,963
Receivables	59,628,426
Total assets	1,182,745,389
Payables	(37,038,727)
Net assets available for benefits	$ 1,145,706,662

The following table presents the net appreciation (depreciation) in investments (including gains and losses on investments bought and sold, as well as held during the year) and investment income in the Master Trust for the year ended December 31:

NOTE C – MASTER TRUST INVESTMENTS (continued)

		2011
Net realized and unrealized appreciation (depreciation) in fair value of investments:		
Ashland Common Stock Fund	$	26,840,666
Shares of Registered Investment Companies		(29,665,148)
Stable Value Fund		(20,164)
		(2,844,646)
Investment income:		
Dividends		
Ashland Common Stock Fund		1,965,923
Shares of Registered Investment Companies		23,383,992
Interest		
Ashland Common Stock Fund		2,637
Stable Value Fund		8,734,007
		34,086,559
Total	$	31,241,913

NOTE D – REPORTABLE INVESTMENTS

The assets of the Plan are held in the Master Trust. The fair values of individual investments that represent 5% or more of the net assets of the Plan at December 31, 2011 and 2010 are as follows:

	December 31	
	2011	2010
Interest in the Ashland Inc. Savings Plan Master Trust	$ 1,118,716,751	$ -
Ashland Inc. Common Stock	-	179,393,322
Fidelity Contrafund K	-	127,290,793
Fidelity Low-Priced Stock Fund K	-	77,761,571
PIMCO Total Return Instl	-	71,935,368

NOTE E – INVESTMENT CONTRACTS

The investment contracts held by the Master Trust in the Stable Value Fund are known as synthetic and separate account guaranteed investment contracts (GICs). In 2010, prior to the formation of the Master Trust, these investments were held by the Plan.

In a synthetic GIC structure, the underlying investments are owned by the Master Trust and held in the trust for plan participants. The fair value of the synthetic GIC contracts at December 31, 2011 and 2010 was $120,054,396 and $205,320,073 while the contract values were $109,487,294 and $189,949,218, respectively.

In a separate account GIC structure, investments are in a segregated account of assets maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GICs return. Fair values of separate account GICs are calculated using the market value provided by the insurance companies that manage the underlying assets of the product. The fair value of the separate account GIC at December 31, 2011 was $145,009,198 while contract value was $139,107,980.

Both synthetic and separate account GIC instruments have wrapper contracts that are purchased from an insurance company or bank. The wrapper contracts amortize the realized and unrealized gains and losses on

NOTE E – INVESTMENT CONTRACTS (continued)

the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate. The fair value assigned to the wrapper contracts at December 31, 2011 and 2010 was $127,862 and $526,179, respectively. At December 31, 2011, the crediting interest rate for these investment contracts was between 2.90% and 4.38% and at December 31, 2010 it was between 5.35% and 5.44%.

The key factors that influence the future interest crediting rates include: the level of market interest rates; the amount and timing of participant contributions, transfers, and withdrawals into and out of the contract; the investment returns generated by the underlying fixed income investments; and the duration of the underlying investments.

To determine the interest crediting rate, wrapper contracts use a formula that is based on the characteristics of the underlying fixed income portfolio, including the contract interest credit rate, yield to maturity of underlying investments, market value of underlying investments, contract value, duration of the portfolio, and wrapper contract fees. The interest crediting rates of the contracts are typically reset on a quarterly basis. All wrapper contracts provide for a minimum interest crediting of zero percent.

The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Statements of Net Assets Available for Benefits as the "Adjustment from fair value to contract value for fully benefit-responsive investment contracts." If the adjustment amount is positive for a specific contract, this indicates that the wrapper contract value is greater than the market value of the underlying investments. The embedded market value losses will be amortized in the future through a lower interest crediting rate. If the adjustment amount is negative for a specific contract, this indicates that the wrapper contract value is less than the market value of the underlying investments. The amortization of the embedded market value gains will cause the future interest crediting rate to be higher.

The average yield of the investment contracts based on actual earnings was 2.66% in 2011 and 3.58% in 2010, while the average yield adjusted to reflect the actual interest rate credited to participants was 3.10% in 2011 and 4.24% in 2010.

Limits to Ability to Transact at Fair Value

In certain circumstances, the amount withdrawn from a wrapper contract would be payable at fair value rather than at contract value. These circumstances include termination of the Plan, a material adverse change to the provisions of the Plan, if Ashland withdraws from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan do not meet the wrapper contract issuer's underwriting criteria. The circumstances described above that could result in payment of benefits at market value rather than contract value are not probable of occurring in the foreseeable future.

Issuer-Initiated Contract Termination

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan's loss of its qualified status, material and adverse changes to the provisions of the Plan, or un-cured material breaches of responsibilities. If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments, or in the case of a traditional GIC, at the hypothetical market value based upon a contractual formula.

NOTE F – FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). An instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the instrument's fair value measurement. The three levels within the fair value hierarchy are described as follows:

Level 1 – Observable inputs such as unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs, other than quoted prices included in Level 1, which are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3 – Unobservable inputs for the asset or liability for which there is little, if any, market activity at the measurement date. Unobservable inputs reflect Ashland's own assumptions about what market participants would use to price the asset or liability. The inputs are developed based on the best information available in the circumstances, which might include Ashland's own financial data such as internally developed pricing models, discounted cash flow methodologies, as well as instruments for which the fair value determination requires significant management judgment.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

As of December 31, 2011, the Plan held no investments outside of its interest held in the Master Trust. During 2011, there were no transfers of investments between Level 2 to Level 1 or Level 3 to Level 2. The following table sets forth by level, within the fair value hierarchy, the Master Trust's investment assets at fair value as of December 31, 2011:

NOTE F – FAIR VALUE MEASUREMENTS (continued)

	Level 1	Level 2	Level 3	Total
Ashland Common Stock Fund				
Money Market Fund	$ 1,870,138	$ -	$ -	$ 1,870,138
Ashland Inc. Common Stock	154,209,209	-	-	154,209,209
Shares of Registered Investment Companies				
Domestic Equity	209,400,223	-	-	209,400,223
International Equity	27,530,368	-	-	27,530,368
Bond/Fixed Income	90,289,831	-	-	90,289,831
Lifecycle/Blended	369,581,352	-	-	369,581,352
Self-directed Brokerage Accounts	-	8,859,286	-	8,859,286
Stable Value Fund				
Money Market Fund	20,076,309	-	-	20,076,309
Cash Equivalents	-	29,545,016	-	29,545,016
Government Bonds/Notes	-	118,206,233	-	118,206,233
Non-U.S. Government Bonds	-	9,451,828	-	9,451,828
Corporate Bonds	-	59,497,750	-	59,497,750
Mutual Funds	1,231,110	-	-	1,231,110
Mortgage-backed Securities	-	20,067,520	-	20,067,520
Other	-	3,172,928	-	3,172,928
Wrap Contracts	-	-	127,862	127,862
Total	$ 874,188,540	$ 248,800,561	$ 127,862	$ 1,123,116,963

The following table sets forth by level, within the fair value hierarchy, the Plan's investment assets at fair value as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
Ashland Common Stock Fund				
Money Market Fund	$ 1,548,977	$ -	$ -	$ 1,548,977
Ashland Inc. Common Stock	179,393,322	-	-	179,393,322
Shares of Registered Investment Companies				
Domestic Equity	340,301,779	-	-	340,301,779
International Equity	11,277,724	-	-	11,277,724
Bond/Fixed Income	100,189,993	-	-	100,189,993
Lifecycle/Blended	239,632,689	-	-	239,632,689
Self-directed Brokerage Accounts	-	7,995,381	-	7,995,381
Stable Value Fund				
Money Market Fund	5,388,093	-	-	5,388,093
Cash Equivalents	-	45,220,204	-	45,220,204
Government Bonds/Notes	-	10,944,393	-	10,944,393
Non-U.S. Government Bonds	-	5,785,338	-	5,785,338
Corporate Bonds	-	68,443,570	-	68,443,570
Mutual Funds	5,358,595	-	-	5,358,595
Mortgage-backed Securities	-	39,564,314	-	39,564,314
Other	-	1,359,371	-	1,359,371
Wrap Contracts	-	-	526,179	526,179
Total	$ 883,091,172	$ 179,312,571	$ 526,179	$ 1,062,929,922

Following is a description of the valuation methodologies used for assets measured at fair value as of December 31, 2011 and 2010.

NOTE F – FAIR VALUE MEASUREMENTS (continued)

Money Market Funds, Shares of Registered Investment Companies, Mutual Funds, Ashland Inc. Common Stock – Valued at the quoted market price of shares held by the plan at year-end.

Ashland Common Stock Fund – Value is determined based on the underlying investments, which are traded on an exchange and active market.

Self-directed Brokerage Accounts – Fair value is determined based on the underlying investments, which are traded on an exchange and active market.

Stable Value Fund – The value of the Stable Value Fund is based on the fair value of the underlying investment assets, and the fair value of the wrap contracts is determined using a discounted cash flow model which considers recent pricing as determined by providers, a yield curve for financial institutions, and the duration of the underlying asset portfolio. Future fee payments under the wrap contracts are calculated based on the estimated replacement cost and projected over a time period equal to the duration of the underlying asset portfolio. The duration of the portfolio is used as that is the time to maturity in the event the wrap contracts are terminated at contract value. The future estimated fee payments are then discounted using an AA bank yield curve provided by Bloomberg to determine each future payment's present value. This present value is the estimated fair value for the wrap contracts. In order to achieve the desired returns, the investment manager of the Stable Value Fund may invest in various derivative instruments including equity futures, credit default swaps and purchase and call options. Use of such derivative instruments did not have a material effect on the 2011 and 2010 statements.

The table below sets forth a summary of changes in the fair value of the Master Trust's Level 3 investment assets for the year ended December 31, 2011.

	Level 3 Assets Wrap Contracts
Balance at December 31, 2010	$ 526,179
Net Realized and Unrealized Gains (Losses)	(398,317)
Balance at December 31, 2011	$ 127,862

The table below sets forth a summary of changes in the fair value of the Plan's Level 3 investment assets for the year ended December 31, 2010.

	Level 3 Assets Wrap Contracts
Balance at December 31, 2009	$ 1,181,502
Net Realized and Unrealized Gains (Losses)	(655,323)
Balance at December 31, 2010	$ 526,179

The total gains and losses including unrealized gains and losses for Level 3 assets relate to investment and insurance contracts held in the Stable Value Fund and are not reported in the Statement of Changes in Net Assets Available for Benefits because these statements are prepared on a contract value basis. Total gains and losses for Level 3 assets are included in the adjustment from fair value to contract value for fully benefit-responsive investment and insurance contracts reported on the Statements of Net Assets Available for Benefits.

NOTE G – TRANSACTIONS WITH RELATED PARTIES

The Plan's portion of the Master Trust held 2,624,258 and 3,402,818 shares of Ashland Inc. Common Stock as of December 31, 2011 and 2010, respectively, with a fair value of $150,002,548 and $179,393,322,

NOTE G – TRANSACTIONS WITH RELATED PARTIES (continued)

respectively. The Plan's interest in the Master Trust received dividends on Ashland Inc. Common Stock of $1,923,185 in 2011. The remaining dividends relate to certain Master Trust investments classified as Shares of Registered Investment Companies. Fidelity Management Trust Company acts as the Trustee and Recordkeeper of the Plan. PIMCO, an Allianz Global Investors company, was also a provider of fiduciary services to the Master Trust during the year.

Fees of $819,936 were paid by the Plan for investment management. Costs paid by Ashland are not charged to the Plan or Master Trust for services it performs on behalf of the Plan.

NOTE H – DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500.

	December 31	
	2011	2010
Net assets available for benefits per financial statements	$ 1,127,551,856	$ 1,323,400,271
Adjustment from contract value to fair value - current year	15,965,890	15,370,855
Benefit claims payable	(173,070)	(60,653)
Receivable on deemed distributions of participant loans	(1,076,787)	(968,466)
Net assets available for benefits per Form 5500	$ 1,142,267,889	$ 1,337,742,007

The following is a reconciliation of the net investment appreciation per the financial statements to the Form 5500.

	Year Ended December 31, 2011
Plan interest in Ashland Inc. Savings Plan Master Trust investment income	$ 30,574,405
Loan interest	864,048
Total net investment appreciation per the financial statements	31,438,453
Adjustment from contract value to fair value - current year	15,965,890
Reversal of prior year contract value to fair value adjustment	(15,370,855)
Total appreciation of investments per Form 5500	$ 32,033,488

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500.

	December 31, 2011
Benefits paid per financial statements	$ 108,116,321
Subtract: Prior year benefit claims payable	(60,653)
Add: Current year benefit claims payable	173,070
Benefits paid per Form 5500	$ 108,228,738

NOTE I – TAX STATUS OF THE PLAN

The Plan has received a determination letter from the IRS dated March 3, 2003, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to

NOTE I – TAX STATUS OF THE PLAN (continued)

operate in conformity with the IRC to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for the plan years ending prior to 2008.

NOTE J – RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

NOTE K – SUBSEQUENT EVENT

As of July 1, 2012, participants of the Plan will have the option to make Roth 401(k) contributions. Roth 401(k) contributions are made on an after-tax basis and are included in the participant's current taxable income. This differs from the traditional pre-tax 401(k) contributions as described in Note A. Participants are able to make their Roth 401(k) withdrawals tax free provided that they are over age 59-½ and are at least 5 years from their first contribution.

SCHEDULE I

Ashland Inc. Employee Savings Plan

Employer Identification Number 20-0865835
Plan Number 010

Schedule H; Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2011

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost^	(e) Current Value
	Interest in the Ashland Inc. Savings Plan Master Trust	Master Trust		$ 1,118,716,751
*	Participant Loans	1-10 Years, interest 4.25% - 10.50%	$ -	17,590,508
				$ 1,136,307,259

* Indicates parties-in-interest to the Plan
^ Required for nonparticipant-directed investments only

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ASHLAND INC. EMPLOYEE SAVINGS PLAN

Date: June 22, 2012

By   /s/Lamar M. Chambers

Lamar M. Chambers
Senior Vice President and Chief Financial
    Officer of Ashland Inc.
Chairperson of the Ashland Inc. Investment and
    Administrative Oversight Committee

EXHIBIT INDEX

23.1   Consent of Blue & Co., LLC

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements No. 33-32612-99 and 333-157040 on Form S-8 of Ashland Inc. of our report dated June 22, 2012, with respect to the statements of net assets available for benefits of the Ashland Inc. Employee Savings Plan as of December 31, 2011 and 2010, the related statement of changes in net assets available for benefits for the year ended December 31, 2011, and the related supplemental schedule of Schedule H, line 4i-schedule of assets (held at end of year) as of December 31, 2011, which report appears in the December 31, 2011 annual report on Form 11-K of the Ashland Inc. Employee Savings Plan.

Blue & Co., LLC

Lexington, Kentucky
June 22, 2012